UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

TRANSCEND SERVICES, INC.

(Name of Subject Company)

TRANSCEND SERVICES, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

893929208

(CUSIP Number of Class of Securities)

Larry G. Gerdes

Chief Executive Officer

One Glenlake Parkway

Suite 1325

Atlanta, Georgia 30328

(678) 808-0600

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

Betty O. Temple, Esq.

Sudhir N. Shenoy, Esq.

Womble Carlyle Sandridge & Rice, LLP

271 17th Street, NW

Suite 3400

Atlanta, Georgia 30363-1017

(404) 872-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements Item 8 and Item 9 in the Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2012, by Transcend Services, Inc., a Delaware corporation, as amended by Amendment No. 1 thereto, filed with the SEC on March 27, 2012, Amendment No. 2 thereto, filed with the SEC on March 29, 2012, and Amendment No. 3 thereto, filed with the SEC on April 4, 2012 (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Townsend Merger Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, $0.05 par value per share (the “Shares”) at a price of $29.50 per Share, net to the holder thereof in cash, without interest, upon the terms and conditions set forth in Purchaser’s Offer to Purchase dated March 20, 2012, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sixth paragraph under the heading “Certain Litigation”:

“On April 10, 2012, Broadway Capital filed a substituted motion for interlocutory injunction, which was joined by Krause and Salva and which defendants opposed. On April 13, 2012, the Superior Court of Fulton County held a hearing on the motion. On April 16, 2012, the Court issued an order denying plaintiff’s motion to enjoin the transaction.”

Item 8 of the Schedule 14D-9 is also hereby amended and supplemented by adding the following at the end of Item 8:

“Extension of the Offer

On April 17, 2012, pursuant to the applicable provisions of the Merger Agreement, the Purchaser and Parent extended the expiration of the Offer until 5:00 p.m., New York City time, on Wednesday, April 25, 2012, unless further extended pursuant to the terms of the Offer and the Merger Agreement. The Offer, which expired at 12:00 midnight, New York City time at the end of the day on April 16, 2012, was extended because the eScription Transition Condition had not yet been satisfied as of the scheduled expiration of the Offer.

Computershare Trust Company, N.A., the depositary for the Offer, has indicated that, as of 12:00 midnight, New York City time, at the end of the day on April 16, 2012, 9,802,090 shares of common stock of the Company (including 691,926 shares of common stock tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase), have been tendered into and not withdrawn from the Offer, representing approximately 91.66% of the shares of common stock of the Company outstanding.

The full text of the press release issued by Parent on April 17, 2012 announcing the extension of the Offer is attached hereto as Exhibit (a)(14) and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(14)	Press Release issued by Nuance Communications, Inc. dated April 17, 2012 (incorporated by reference to Exhibit (a)(5)(i) to Parent’s Amendment No. 3 to Schedule TO filed with the SEC on April 17, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSCEND SERVICES, INC.

By:	/s/ Larry G. Gerdes
Name:	Larry G. Gerdes
Title:	Chairman and Chief Executive Officer

Dated: April 17, 2012